UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Fiscal Semiannual Period ended June 30, 2023

Fundrise Development eREIT, LLC

(Exact name of issuer as specified in its charter)

Delaware	83-3430017
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC (Full mailing address of principal executive offices)	20036 (Zip Code)

(202) 584-0550
Issuer’s telephone number, including area code

Item 1.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes thereto contained in this Semiannual Report on Form 1-SA (“Semiannual Report”). The following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs. Our actual results could differ materially from those discussed in the Statements Regarding Forward Looking Information beginning on page 58 in our latest offering circular (the “Offering Circular”) qualified by the Securities and Exchange Commission (“SEC”), which may be accessed here. Except as otherwise required by the U.S. federal securities laws, we disclaim any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Unless otherwise indicated, the latest results discussed below are as of June 30, 2023. The consolidated financial statements included in this filing as of June 30, 2023 and for the six months ended June 30, 2023 and 2022 are unaudited and have not been reviewed, and may not include year-end adjustments necessary to make those consolidated financial statements comparable to audited results, although in the opinion of management all necessary adjustments have been included to make interim statements of operations not misleading.

Business

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) is a Delaware limited liability company formed on February 1, 2019. Effective August 2, 2021, the Company merged (the “Merger”) with Fundrise Growth eREIT V, LLC (the “Target eREIT”), with the Company as the surviving entity, and concurrently changed its name to Fundrise Development eREIT, LLC. Following the Merger, we continue to originate, invest in, and manage a diversified portfolio of commercial real estate investments including, primarily, residential rental properties, as well as real estate-related debt securities (including commercial mortgage-backed securities, collateralized debt obligations, and REIT senior unsecured debt) and other real estate-related assets, where the underlying assets primarily consist of such properties. We may make our investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns. The Company has one reportable segment consisting of investments in real estate. The use of the terms “Fundrise Development eREIT”, the “Company”, “we”, “us”, or “our” in this Semiannual Report refer to Fundrise Development eREIT, LLC unless the context indicates otherwise. For more information about the Merger, please see the Offering Circular filed on August 2, 2021 here.

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company has operated in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986, as amended.

We are externally managed by Fundrise Advisors, LLC (our “Manager”), which is an investment adviser registered with the SEC, and a wholly-owned subsidiary of Rise Companies Corp. (our “Sponsor”), the parent company of Fundrise, LLC, our affiliate. Fundrise, LLC owns and operates the online investment platform located at www.fundrise.com (the “Fundrise Platform”), which allows investors to hold interests in real estate opportunities that may have been historically difficult to access for some investors. Our Manager has the authority to make all of the decisions regarding our investments, subject to the limitations in our operating agreement and the direction and oversight of our Manager’s investment committee. Our Sponsor also provides asset management, marketing, investor relations and other administrative services on our behalf. Accordingly, we do not currently have any employees nor do we currently intend to hire any employees who will be compensated directly by us.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. These risks are outlined under the heading “Risk Factors” beginning on page 26 in our latest Offering Circular, which may be accessed here, as the same may be updated from time to time by our future filings under Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”). In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our common shares.

Offering Results

We have offered, are offering, and may continue to offer in the future, up to $75.0 million in our common shares during the rolling twelve-month period under Regulation A (which we refer to as the “Offering”). The Offering is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A, meaning that while the offering of securities is continuous, active sales of securities may occur sporadically over the term of the Offering. As of June 30, 2023 and December 31, 2022, we had raised total gross offering proceeds of approximately $153.6 million and $143.6 million, respectively, from settled subscriptions (which includes $100,000 received in the private placements to our Sponsor, and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.9 million and $1.8 million, respectively, received in private placements to third parties) and had settled subscriptions in our Offering and separate private placements for an aggregate of approximately 14,791,000 and 13,841,000, respectively, of our common shares. Assuming the settlement for all subscriptions received as of June 30, 2023, approximately $46.6 million of our previously qualified common shares remained available for sale to the public (based on our current share price) under our Offering.

Until December 31, 2019, the per share purchase price for our common shares was $10.00, an amount that was arbitrarily determined by our Manager. Thereafter, the per share purchase price for our common shares has been and will continue to be adjusted at the beginning of each semi-annual period (or such other period as determined by our Manager in its sole discretion, but no less frequently than annually). Our manager has initially determined to adjust the per share price semi-annually, as of January 1st and July 1st of each year (or as soon as commercially reasonable and announced by us thereafter), to equal the greater of (i) $10.00 per share or (ii) the sum of our net asset value (“NAV”) divided by the number of our common shares outstanding as of the end of the prior semi-annual period (“NAV per share”).

Below is the NAV per share since December 31, 2021, as determined in accordance with our valuation policy. Linked in the table is the relevant Form 1-U detailing each NAV evaluation method, incorporated by reference herein.

Date	NAV Per Share	Link
December 31, 2021	$10.78	Form 1-U
March 31, 2022	$10.77	Form 1-U
June 30, 2022	$10.66	Form 1-U
September 30, 2022	$10.65	Form 1-U
December 31, 2022	$10.60	Form 1-U
March 31, 2023	$10.38	Form 1-U
June 30, 2023	$10.33	Form 1-U

Distributions

To qualify as a REIT, and maintain our qualification as a REIT, we are required to make aggregate annual distributions to our shareholders of at least 90% of our REIT taxable income (computed without regard to the dividends paid deduction and excluding net capital gain), and to avoid federal income and excise taxes on retained taxable income and gains we must distribute 100% of such income and gains annually. Our Manager may authorize distributions in excess of those required for us to maintain REIT status and/or avoid such taxes on retained taxable income and gains depending on our financial condition and such other factors as our Manager deems relevant. Provided we have sufficient available cash flow, we intend to authorize and declare distributions based on daily record dates and pay distributions on a quarterly or other periodic basis. We have not established a minimum distribution level.

While we are under no obligation to do so, we have in the past and expect in the future to declare and pay distributions monthly or quarterly in arrears; however, our Manager may declare other periodic distributions as circumstances dictate. In order that investors may generally begin receiving distributions immediately upon our acceptance of their subscription, we expect to authorize and declare distributions based on daily record dates. However, there may also be times when our Manager elects to reduce our rate of distributions in order to preserve or build up a higher level of liquidity at the Company level.

Our Manager has declared daily distributions for shareholders of record as of the close of business on each day for the following periods as shown in the table below:

Distribution Period	Daily Distribution Amount/Common Share		Date of Declaration	Payment Date (1)	Annualized Yield(2)		Link
01/01/2022 – 01/31/2022	0.0002739726		12/29/2021	04/12/2022	1.00%		Form 1-U
02/01/2022 – 02/28/2022	0.0002739726		01/28/2022	04/12/2022	1.00%		Form 1-U
03/01/2022 – 03/31/2022	0.0002739726		02/25/2022	04/12/2022	1.00%		Form 1-U
04/01/2022 – 04/30/2022	0.0002739726		03/30/2022	07/12/2022	1.00%		Form 1-U
05/01/2022 – 05/31/2022	0.0002739726		04/27/2022	07/12/2022	1.00%		Form 1-U
06/01/2022 – 06/30/2022	0.0002739726		05/27/2022	07/12/2022	1.00%		Form 1-U
07/01/2022 – 07/31/2022	0.0001369863		06/28/2022	10/12/2022	0.50%		Form 1-U
08/01/2022 – 08/31/2022	0.0001369863		07/27/2022	10/12/2022	0.50%		Form 1-U
09/01/2022 – 10/01/2022	0.0001369863		08/29/2022	10/12/2022	0.50%		Form 1-U
10/02/2022 – 10/31/2022	0.0001369863		10/01/2022	01/11/2023	0.50%		Form 1-U
11/01/2022 – 11/30/2022	0.0001369863		10/28/2022	01/11/2023	0.50%		Form 1-U
12/01/2022 – 12/31/2022	0.0001369863		11/29/2022	01/11/2023	0.50%		Form 1-U
01/01/2023 – 01/31/2023	0.0001369863		12/29/2022	04/11/2023	0.50%		Form 1-U
02/01/2023 – 02/28/2023	0.0001369863		01/30/2023	04/11/2023	0.50%		Form 1-U
03/01/2023 – 03/31/2023	0.0001369863		02/27/2023	04/11/2023	0.50%		Form 1-U
04/01/2023 – 04/30/2023	0.0001369863		03/29/2023	07/12/2023	0.50%		Form 1-U
05/01/2023 – 05/31/2023	0.0001369863		04/27/2023	07/12/2023	0.50%		Form 1-U
06/01/2023 – 06/30/2023	0.0001369863		05/26/2023	07/12/2023	0.50%		Form 1-U
07/01/2023 – 07/31/2023	0.0001369863		06/28/2023	10/21/2023	0.50%		Form 1-U
08/01/2023 – 08/31/2023	0.0001369863		07/28/2023	10/21/2023	0.50%		Form 1-U
09/01/2023 – 10/01/2023	0.0001369863		08/28/2023	10/21/2023	0.50%		Form 1-U
Weighted Average	$0.0001757884	(3)			0.64	%(4)

(1)	Dates presented are the dates on which the distributions were, or are, scheduled to be distributed; actual distribution dates may vary.

(2)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $10.00 per share purchase price. While the Manager is under no obligation to do so, each annualized basis return assumes that the Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that the Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

(3)	Weighted average daily distribution amount per common share is calculated as the average of the daily declared distribution amounts from January 1, 2022 through October 1, 2023.

(4)	Weighted average annualized yield is calculated as the annualized yield of the average daily distribution amount for the periods presented, using a $10.00 per share purchase price.

Any distributions that we may make directly impacts our NAV by reducing the amount of our assets. Our goal is to provide a reasonably predictable and stable level of current income, through quarterly or other periodic distributions, while at the same time maintaining a fair level of consistency in our NAV. Over the course of a shareholder’s investment, the shareholder’s distributions plus the change in NAV per share (either positive or negative) will produce the shareholder’s total return.

Our distributions will generally constitute a return of capital to the extent that they exceed our current and accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent that a distribution is treated as a return of capital for U.S. federal income tax purposes, it will reduce a shareholder’s adjusted tax basis in the shareholder’s shares, and to the extent that it exceeds the shareholder’s adjusted tax basis will be treated as gain resulting from a sale or exchange of such shares.

Redemption Plan

Although we do not intend to list our common shares for trading on a stock exchange or other trading market, we have adopted a redemption plan designed to provide our shareholders with limited liquidity for their investment in our shares. The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a shareholder could obtain liquidity as described in detail in our Offering Circular. Effective October 1, 2022, we revised our redemption plan to reduce the redemption price per share by the aggregate sum of distributions that reduce our NAV per share each quarter, as determined by our Manager in its sole discretion. Previously, we revised our redemption plan to reflect the following changes, effective October 1, 2021: (1) update our policy for redemptions so that shares held less than 5 years will be subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request; and (2) effectuate redemption requests on a first in first out basis, meaning, those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time, including to protect our operations and our non-redeemed shareholders, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason.

As of June 30, 2023 and December 31, 2022, approximately 2.6 million and 1.9 million common shares, respectively, had been submitted for redemption since operations commenced, and 100% of such redemption requests have been honored. We believe the increase in redemptions during the six months ended June 30, 2023 is attributable to investor demand to restore and preserve personal liquidity given the changes in economic conditions across the broader financial markets.

Critical Accounting Policies

Our accounting policies have been established to conform with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The preparation of consolidated financial statements in conformity with U.S. GAAP requires us to use judgment in the application of accounting policies, including making estimates and assumptions. These judgments may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the consolidated financial statements, and the reported amounts of revenue and expenses during the reporting periods. Management believes that we have made these estimates and assumptions in an appropriate manner and in a way that accurately reflects our financial condition. We continually test and evaluate these estimates and assumptions using our historical knowledge of the business, as well as other factors, to ensure that they are reasonable for reporting purposes. However, actual results may differ from these estimates and assumptions. If our judgment or interpretation of the facts and circumstances relating to various transactions had been different, it is possible that different accounting policies would have been applied, thus resulting in a different presentation of the consolidated financial statements.

We believe the following accounting estimates are the most critical to aid in fully understanding our reported financial results, and they require our most difficult, subjective or complex judgments, resulting from the need to make estimates about the effect of matters that are inherently uncertain.

Investments in Equity Method Investees Impairment

The Company evaluates its investments in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. If it is determined that an impairment exists and is other than temporary, then the Company estimates the fair value of the investment using various valuation techniques including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. Such assumptions involve a high degree of judgment and could be impacted by future economic and market conditions. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment loss to reduce the carrying value of its investment to fair value.

Impairment of Rental Real Estate Properties and Real Estate Held for Improvement

Long-lived assets are reviewed for impairment at least annually, or whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. When determining if a property has indicators of impairment, we evaluate the property’s occupancy and cash flows, our expected holding period for the property, strategic decisions regarding the property’s future operations or development, and other market factors. Impairment exists if estimated future undiscounted cash flows associated with those assets are less than the assets’ carrying value. Estimates of undiscounted cash flows are based on forward-looking assumptions, including annual and residual cash flows, terminal capitalization rates, and our estimated holding period for each asset. Such assumptions involve a high degree of judgment and could be affected by future economic and market conditions. When impairment exists, the long-lived asset is adjusted to its fair value. Impairment is calculated as the excess of carrying value over the fair value. Fair value is determined using industry techniques, which include a discounted cash flow, comparable sales or other income approaches. These valuation techniques require assumptions regarding future occupancy, rental rates, capital requirements, capitalization rates and discount rates that could differ materially from actual results and involve a high degree of judgment.

Recent Accounting Pronouncements

The Financial Accounting Standards Board has released several Accounting Standards Updates (each an “ASU”) that may have an impact on our consolidated financial statements. See Recent Accounting Pronouncements in Note 2, Summary of Significant Accounting Policies in the consolidated financial statements for discussion of the relevant ASUs. We are currently evaluating the impact of the various ASUs on our consolidated financial statements and determining our plan for adoption.

Extended Transition Period

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Sources of Operating Revenues and Cash Flows

We expect to primarily generate income through rental operations from our rental real estate properties and from our investments in equity method investees. We may also seek to acquire other investments which generate attractive returns without any leverage. See Note 2, Summary of Significant Accounting Policies – Revenue Recognition in our consolidated financial statements for further detail.

Results of Operations

For the six months ended June 30, 2023 and 2022, we had net income (loss) of approximately $(1,828,000) and $710,000, respectively.

Revenue

Rental Revenue

For the six months ended June 30, 2023 and 2022, we earned rental revenue of approximately $2.9 million and $2.7 million, respectively, from the operation of rental real estate properties.

Other Revenue

For the six months ended June 30, 2023 and 2022, we earned other revenue of approximately $140,000 and $1,000, respectively. The increase in other revenue is primarily attributable to money market dividends earned in connection with the cash sweep account opened in the second half of 2022.

Expenses

Depreciation and Amortization

For the six months ended June 30, 2023 and 2022, we incurred depreciation and amortization expense of approximately $1.2 million and $1.1 million, respectively.

Property Operating and Maintenance

For the six months ended June 30, 2023 and 2022, we incurred property operating and maintenance expenses of approximately $1.4 million and $1.1 million, respectively. The increase in property operating and maintenance expense is primarily attributable to an increase in exterior repairs and maintenance to investment properties during the six months ended June 30, 2023.

Investment Management and Other Fees – Related Party

For the six months ended June 30, 2023 and 2022, we incurred asset management fees of approximately $538,000 and $498,000, respectively. The increase in asset management fees is directly related to an increase in net assets, as the investment management fee is calculated as a percentage of net assets each quarter.

General and Administrative Expenses

For the six months ended June 30, 2023 and 2022, we incurred general and administrative expenses of approximately $209,000 and $208,000, respectively, which includes auditing and professional fees, bank fees, software and subscription costs, transfer agent fees, and other expenses associated with operating our business.

Other Income (Expense)

(Decrease) Increase in Fair Value of Derivative Financial Instrument

For the six months ended June 30, 2023 and 2022, we recognized a (decrease) increase in the fair value of our derivative financial instrument of approximately $(258,000) and $1.9 million, respectively. The derivative financial instrument is related to the interest rate swap contract on the mortgage payable of one of our real estate investment properties. The decrease in the fair value of our derivative financial instrument is attributable to the $3.0 million principal loan repayment during the second half of 2022, resulting in a decrease in the notional amount of the interest rate swap to be approximately $35.5 million as of June 30, 2023 (see Note 8, Mortgage Payable for more information), movement in interest rates, and the derivative contract getting closer to its maturity date.

Interest Expense

For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $586,000 and $650,000, respectively. The decrease in interest expense is attributable to the partial principal loan repayment in 2022, resulting in an overall lower monthly interest expense during the six months ended June 30, 2023.

Interest Expense – Related Party

For the six months ended June 30, 2023 and 2022, we incurred interest expense on related party debt of approximately $553,000 and $132,000, respectively. The increase in interest expense is primarily due to an increase in principal balance from related party debt activity. See Note 12, Related Party Arrangements for more information.

Equity in Losses

For the six months ended June 30, 2023 and 2022, we had equity in losses of approximately $92,000 and $135,000 from our equity method investees, respectively. The decrease in equity in losses is primarily attributable to higher earnings recognized from National Lending, LLC (“National Lending”) during the six months ended June 30, 2023. See Note 12, Related Party Arrangements for more information.

Our Investments

As of June 30, 2023, we had entered into the following investments. See “Recent Developments” for a description of any investments we have made since June 30, 2023. Note that the use of the term “controlled subsidiary” is not intended to conform with the U.S. GAAP definition and does not correlate to a subsidiary that would require consolidation under U.S. GAAP.

Real Property Controlled Subsidiaries (Wholly-Owned Investments)	Location	Type of Property	Approx. Square Footage at Acquisition	Date of Acquisition	Approx. Acquisition Cost	Projected Renovation Cost (1)	Projected Exit Price (1)	Projected Hold Period (1)	Overview (Form 1-U)
RSE W421 Controlled Subsidiary	Los Angeles, CA	Commercial	11,300	07/25/2019	$7,325,000	$610,000	7,935,000	7 years	Initial
RSE C35 Controlled Subsidiary	Los Angeles, CA	Multifamily	5,300	07/31/2019	$4,195,000	$20,200,000	24,400,000	7 years	Initial
RSE V40 Controlled Subsidiary	Brentwood, MD	Mixed-Use	60,000	11/08/2019	$4,120,000	$2,400,000	6,520,000	7 years	Initial
RSE R450 Investment	Brentwood, MD	Multifamily	43,500	11/08/2019	$7,660,000	$--	7,660,000	10 years	Initial
W420 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	15,000	12/06/2019	$7,490,000	$4,890,000	12,410,000	7 years	Initial
W372 Controlled Subsidiary	Los Angeles, CA	Multifamily	6,250	12/31/2019	$1,520,000	$900,000	2,420,000	7 years	Initial
W422 Controlled Subsidiary	Los Angeles, CA	Mixed-Use	11,250	08/24/2020	$3,055,000	$4,170,000	7,225,000	10 years	Initial
B19 Controlled Subsidiary (2)	Landover, MD	Unimproved Land	965,000	08/02/2021	$6,881,000	$52,119,000	59,000,000	10 years	Initial
C20 Controlled Subsidiary (2)	Alexandria, VA	Mixed-Use	290,000	08/02/2021	$39,105,000	$--	39,105,000	5 years	Initial

(1)	Projected renovation costs, exit prices, and hold periods presented are as of the date of acquisition by the Company, and have not been subsequently updated.
(2)	These assets were acquired by the Company on August 2, 2021 in connection with the Merger. The acquisition costs, renovation costs, exit prices, and hold periods presented are as of the initial date of acquisition, and were not updated as of or subsequent to the date of the Merger.

Real Property Controlled Subsidiaries (JV Equity Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
GlenLine Controlled Subsidiary	Washington, DC	Land	09/25/2019	$5,850,000	Initial	Update
Hampton Station Controlled Subsidiary	Greenville, SC	Mixed Use	11/19/2021	$1,891,000	Initial	N/A

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

This following assets are owned by Fundrise SFR DEV JV 1, LLC, a joint venture (“Co-Investment Arrangement”) between the Company and Fundrise Real Estate Interval Fund, LLC. See Note 3, Investments in Equity Method Investees for more information.

Real Property Controlled Subsidiaries (Co-Investments)	Location	Property Type	Date of Acquisition	Purchase Price (1)	Overview (Form 1-U)
Carmel Villas Controlled Subsidiary	Denton, TX	Land	04/02/2021	$6,594,000	Initial
Kingsland Heights Controlled Subsidiary	Brookshire, TX	Single Family Rental	07/22/2021	$2,516,000	Initial

(1)	Purchase Price refers to the total price paid by us for our pro rata share of the equity in the controlled subsidiary. The Purchase Prices are presented as of the date of acquisition, and have not been subsequently updated.

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting also included the contributions to National Lending, LLC in exchange for ownership interests. See Note 12, Related Party Arrangements for further information regarding National Lending and Co-Investment Arrangements.

Liquidity and Capital Resources

We obtain the capital to fund our investment activities and operating expenses from secured or unsecured financings from banks, our Offering, cash flow from operations, net proceeds from asset repayments and sales, and other financing transactions. We use our capital to originate, invest in and manage a diversified portfolio of real estate investments and fund our operations. As of June 30, 2023, we had deployed approximately $148.9 million for thirteen investments and had approximately $5.2 million in cash and cash equivalents. The Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. See Note 12, Related Party Arrangements for further information regarding National Lending. As of June 30, 2023, we anticipate that cash on hand, future cash flows from operations, and net proceeds from our Offering will provide sufficient liquidity to meet funding commitments and costs of operations for the next 12 months.

We may selectively employ leverage to enhance total returns to our shareholders through a combination of senior financing on our real estate acquisitions, secured facilities, and capital markets financing transactions. We have outstanding unsecured Company level debt (inclusive of accrued interest) of approximately $29.8 million and $27.1 million and as of September 27, 2023 and June 30, 2023, respectively. This amount does not include any debt secured by the real property of our consolidated or unconsolidated investments. Our targeted portfolio-wide leverage after we have acquired an initial substantial portfolio of diversified investments is between 50-85% of the greater of the cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. During the periods when we are growing our portfolio, we may employ greater leverage on individual assets (that will also result in greater leverage of the portfolio) in order to quickly build a diversified portfolio of assets. We seek to secure conservatively structured leverage that is long-term, non-recourse, non-mark-to-market financing to the extent obtainable on a cost effective basis. To the extent a higher level of leverage is employed it may come either in the form of government-sponsored programs or other long-term, non-recourse, non-mark-to-market financing. Our Manager may from time to time modify our leverage policy in its discretion in light of then-current economic conditions, relative costs of debt and equity capital, market values of our assets, general conditions in the market for debt and equity securities, growth and acquisition opportunities or other factors. However, other than during our initial period of operations, it is our policy to not borrow more than 85% of the greater of cost (before deducting depreciation or other non-cash reserves) or fair market value of our assets. We cannot exceed the leverage limit of our leverage policy unless any excess in borrowing over such level is approved by our Manager’s investment committee.

We face additional challenges in order to ensure liquidity and capital resources on a long-term basis. If we are unable to raise additional funds from the issuance of common shares, we will make fewer investments resulting in less diversification in terms of the type, number and size of investments we make and we may be subject to more fluctuations based on the performance of the specific assets we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Outlook and Recent Trends

We seek to identify and make our investments according to large macroeconomic trends precisely because we believe those trends are likely to drive outsized growth, which in turn can deliver better than average performance. We believe that a very real and potentially significant downturn still lies ahead, which has been a foundation for all our decisions across the Fundrise Portfolio over the past six months. We have, therefore, focused our efforts on taking advantage of the growing number of opportunities created by further distress in the markets while also focusing our efforts on defensive preparation to protect investors in the event of additional downside.  It is our belief that the current macroeconomic market possesses potential risk on the downside that may outweigh any near term missed upside resulting from a surprisingly soft landing.

Looking ahead, we expect the short-term to continue to be challenging for the broader economy.  Individuals, businesses, and investors alike will need to survive what is likely to be a period where asset values continue to be depressed and borrowing costs remain higher (at least when compared to recent history).  However, we believe our management team will continue to simultaneously protect against a more severe downside while putting investors in a position to take advantage of current and future buying opportunities as the downturn continues to unfold.

Off-Balance Sheet Arrangements

As of June 30, 2023 and December 31, 2022, we had no off-balance sheet arrangements.

Related Party Arrangements

For further information regarding “Related Party Arrangements,” please see Note 11, Related Party Arrangements in our consolidated financial statements.

Recent Developments

Investments

There were no real estate investments acquired by or repaid to the Company from June 30, 2023 through September 27, 2023.

Other

Event	Date	Description
Share Purchase Price Update	07/01/2023	Beginning on July 1, 2023, the per share purchase price of our common shares was updated to $10.33 due to a change in NAV. More information can be found here.

National Lending Note Issuance	07/10/2023	On July 10, 2023, National Lending issued a promissory note to the Company in the principal amount of $2.0 million. The note bears a 6.5% per annum interest rate and matures on July 10, 2024.

Declaration of August 2023 Distributions	07/28/2023	On July 28, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on August 1, 2023 and ending on August 31, 2023. More information can be found here.

National Lending Note Issuance	07/31/2023	On July 31, 2023, National Lending issued a promissory note to the Company in the principal amount of $500,000. The note bears a 6.5% per annum interest rate and matures on July 31, 2024.

Declaration of September 2023 Distributions	08/28/2023	On August 28, 2023, our Manager declared a daily distribution of $0.0001369863 per share for shareholders of record as of the close of business on each day of the period commencing on September 1, 2023 and ending on October 1, 2023. More information can be found here.

Status of our Offering	09/27/2023	As of September 27, 2023, we had raised total gross offering proceeds of approximately $156.6 million from settled subscriptions (including the $100,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,083,000 of our common shares.

Item 2.	Other Information

None.

Item 3.	Financial Statements

INDEX TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF

Fundrise Development eREIT, LLC

Fundrise Development eREIT, LLC

Consolidated Balance Sheets

(Amounts in thousands, except share data)

	As of June 30, 2023 (unaudited)	As of December 31, 2022 (*)
ASSETS
Cash and cash equivalents	$5,179	$7,967
Restricted cash	642	-
Other assets, net	881	1,508
Intangible lease assets, net	3,338	4,061
Derivative financial instrument	2,579	2,838
Investments in equity method investees, net	56,140	43,492
Investments in rental real estate properties, net	93,878	92,572
Investments in real estate held for improvement	24,458	28,675
Investments in real estate held for sale	4,305	-
Total Assets	$191,400	$181,113

LIABILITIES AND MEMBERS’ EQUITY
Liabilities:
Accounts payable and accrued expenses	$752	$467
Due to related party	290	326
Settling subscriptions	67	13
Redemptions payable	4,298	3,048
Distributions payable	207	206
Rental security deposits and other liabilities	660	696
Intangible lease liabilities, net	2,319	2,536
Notes payable – related party	27,138	18,208
Mortgage payable, net	34,819	34,622
Total Liabilities	70,550	60,122

Commitments and Contingencies

Members’ Equity:
Common shares, net of redemptions; unlimited shares authorized; 14,790,879 and 13,840,989 shares issued and 12,154,819 and 11,969,992 shares outstanding as of June 30, 2023 and December 31, 2022, respectively	125,853	123,862
Accumulated deficit	(5,003)	(2,871)
Total Members’ Equity	120,850	120,991
Total Liabilities and Members’ Equity	$191,400	$181,113

*Derived from audited consolidated financial statements

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Operations

(Amounts in thousands, except share and per share data)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
Revenue
Rental revenue	$2,898	$2,731
Other revenue	140	1
Total revenue	3,038	2,732

Expenses
Depreciation and amortization	1,191	1,142
Property operating and maintenance	1,439	1,135
Investment management fees – related party	538	498
General and administrative expense	209	208
Total expenses	3,377	2,983

Other income (expense)
(Decrease) increase in fair value of derivative financial instrument	(258)	1,878
Equity in losses	(92)	(135)
Interest expense	(586)	(650)
Interest expense – related party	(553)	(132)
Total other income (expense)	(1,489)	961

Net (Loss) Income	$(1,828)	$710

Net (loss) income per basic and diluted common share	$(0.15)	$0.07
Weighted average number of common shares outstanding, basic and diluted	12,275,228	10,914,712

The accompanying notes are an integral part of these consolidated financial statements. In the opinion of management, all necessary adjustments have been included in order to make the interim financial statements not misleading.

Fundrise Development eREIT, LLC

Consolidated Statements of Members’ Equity

(Amounts in thousands, except share data)

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2022 (*)	11,969,992	$123,862	$(2,871)	$120,991
Issuance of common shares	949,890	9,968	-	9,968
Offering costs	-	(47)	-	(47)
Distributions declared on common shares	-	-	(304)	(304)
Redemptions of common shares	(765,063)	(7,930)	-	(7,930)
Net loss	-	-	(1,828)	(1,828)
June 30, 2023 (unaudited)	12,154,819	$125,853	$(5,003)	$120,850

	Common Shares		Accumulated	Total Members’
	Shares	Amount	Deficit	Equity
December 31, 2021 (*)	10,857,670	$111,974	$(2,036)	$109,938
Issuance of common shares	907,649	9,776	-	9,776
Offering costs	-	(71)	-	(71)
Distributions declared on common shares	-	-	(496)	(496)
Redemptions of common shares	(299,213)	(3,191)	-	(3,191)
Net income		-	710	710
June 30, 2022 (unaudited)	11,466,106	$118,488	$(1,822)	$116,666

*Derived from audited consolidated financial statements.

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Consolidated Statements of Cash Flows

(Amounts in thousands)

	For the Six Months Ended June 30, 2023 (unaudited)	For the Six Months Ended June 30, 2022 (unaudited)
OPERATING ACTIVITIES:
Net (loss) income	$(1,828)	$710
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Amortization of above- and below-market leases, net	(178)	(183)
Amortization of deferred rental revenue	185	(165)
Bad debt expense	102	33
Depreciation and amortization	1,191	1,142
Equity in losses	92	135
Return on capital from equity method investees	54	27
Amortization of below-market debt value	197	197
Decrease (increase) in fair value of derivative financial instrument	258	(1,878)
Changes in assets and liabilities:
Net decrease (increase) in other assets	341	6
Net increase (decrease) in accounts payable and accrued expenses	(139)	(228)
Net increase (decrease) in due to related party	401	(77)
Net increase (decrease) in rental security deposits and other liabilities	(36)	(11)
Net cash provided by (used in) operating activities	640	(292)
INVESTING ACTIVITIES:
Investment in equity method investees	(12,794)	(5,030)
Return of capital from equity method investees	-	185
Capital expenditures related to rental real estate properties	(225)	(104)
Capital expenditures related to real estate held for improvement	(1,219)	(1,175)
Release of deposits	-	189
Net cash used in investing activities	(14,238)	(5,935)
FINANCING ACTIVITIES:
Proceeds from notes payable – related party	10,500	3,500
Repayment of notes payable – related party	(2,000)	(4,000)
Proceeds from issuance of common shares	9,950	9,751
Proceeds from settling subscriptions	67	89
Redemptions paid	(6,679)	(2,616)
Distributions paid	(297)	(590)
Reimbursements to related party	(33)	(12)
Offering costs paid	(56)	(44)
Net cash provided by financing activities	11,452	6,078

Net increase (decrease) in cash and cash equivalents and restricted cash	(2,146)	(149)
Cash and cash equivalents and restricted cash, beginning of period	7,967	8,447
Cash and cash equivalents and restricted cash, end of period	$5,821	$8,298

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITY:
Capital expenditures related to real estate held for improvement included in accounts payable and accrued expenses and due to related party	$459	$551
Reclass investments in real estate held for improvement to rental real estate properties	$1,760	$-
Reclass investments in real estate held for improvement to investments in real estate held for sale	$4,305	$-
Reclass investments in rental real estate properties to real estate held for improvement	$171	$-
Distributions reinvested in Fundrise Development eREIT, LLC through programs offered by Fundrise Advisors, LLC	$6	$-
Settlement of settling subscriptions	$13	$25
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest paid – related party notes	$122	$72
Cash interest paid – mortgage payable	$1,109	$429

The accompanying notes are an integral part of these consolidated financial statements.

Fundrise Development eREIT, LLC

Notes to Consolidated Financial Statements (unaudited)

1.	Formation and Organization

Fundrise Development eREIT, LLC (formerly known as Fundrise Growth eREIT 2019, LLC) was formed on February 1, 2019 as a Delaware limited liability company and substantially commenced operations on July 5, 2019. Effective August 2, 2021, Fundrise Growth eREIT V, LLC (the “Target eREIT”), merged with and into Fundrise Growth eREIT 2019, LLC (which was concurrently renamed Fundrise Development eREIT, LLC), with the Company as the surviving entity (the “Merger”). As used herein, the “Company”, “we”, “us”, and “our” refer to Fundrise Development eREIT, LLC, except where the context otherwise requires.

The Company has one reportable segment consisting of investments in real estate. The Company was organized primarily to originate, invest in and manage a diversified portfolio of real estate investments, and may also invest in real estate-related debt securities and other real estate-related assets. The Company may make its investments through majority-owned subsidiaries, some of which may have rights to receive preferred economic returns.

The Company’s business is externally managed by Fundrise Advisors, LLC (the “Manager”), a Delaware limited liability company and an investment adviser registered with the Securities and Exchange Commission (the “SEC”). Subject to certain restrictions and limitations, the Manager is responsible for managing the Company’s affairs on a day-to-day basis and for identifying and making acquisitions and investments on behalf of the Company.

We believe we have operated in such a manner as to qualify as a real estate investment trust (“REIT”) for federal income tax purposes beginning with the taxable year ended December 31, 2019. We hold substantially all of our assets directly, and as of June 30, 2023 and December 31, 2022 have not established an operating partnership or any taxable REIT subsidiary, though we may form such entities as required in the future to facilitate certain transactions that might otherwise have an adverse impact on our status as a REIT. We elect to treat certain wholly-owned subsidiaries as qualified REIT subsidiaries (“QRSs”). See Note 2, Summary of Significant Accounting Policies - Income Taxes for further information on the QRSs.

The Company’s initial and subsequent offering of its common shares (the “Offering”) is being conducted as a continuous offering pursuant to Rule 251(d)(3) of Regulation A (“Regulation A”) of the Securities Act of 1933, as amended (the “Securities Act”), meaning that while the offering of securities is continuous, active sales of securities may happen sporadically over the term of an Offering. However, each Offering is subject to qualification by the SEC. The Manager has the authority to issue an unlimited number of common shares. The Company qualified approximately $55.8 million of additional common shares on December 13, 2022, which represents the value of shares available to be offered as of the date of its most recent offering circular out of the rolling 12-month maximum offering amount of $75.0 million.

As of June 30, 2023 and December 31, 2022, after redemptions, the Company has common shares outstanding of approximately 12,155,000 and 11,970,000, respectively, including common shares issued to Rise Companies Corp. (the “Sponsor”), the owner of the Manager. As of both June 30, 2023 and December 31, 2022, approximately 1,000 common shares were held by the Sponsor for an aggregate purchase price of approximately $11,000. In addition, as of both June 30, 2023 and December 31, 2022, Fundrise, L.P., an affiliate of the Sponsor, had purchased an aggregate of approximately 10,500 common shares for an aggregate purchase price of approximately $106,000. As of June 30, 2023 and December 31, 2022, third parties had purchased approximately 179,000 and 170,000 common shares, respectively, in private placements for an aggregate purchase price of approximately $1.9 million and $1.8 million, respectively.

As of June 30, 2023 and December 31, 2022, the total amount of equity issued by the Company on a gross basis was approximately $153.6 million and $143.6 million, respectively, and the total amount of settling subscriptions was approximately $67,000 and $13,000, respectively. These amounts were offered at a $10.38 and $10.65 per share price, respectively.

The Company’s Manager has established various plans by which individual clients of the Manager may elect to have distributions received from investment funds managed by our Manager reinvested across such individual client’s Fundrise portfolio according to such individual client’s selected preferences (“Reinvestment Plans”). Shares purchased through such Reinvestment Plans are purchased at the effective price at the time of distribution issuance. For the six months ended June 30, 2023 and 2022, approximately $6,000 and $0, respectively, of distributions declared by the Company have been reinvested directly into the Company through such Reinvestment Plans.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The accompanying consolidated financial statements have been prepared on the accrual basis of accounting and conform to accounting principles generally accepted in the United States of America (“U.S. GAAP”) and Article 8 of Regulation S-X of the rules and regulations of the SEC. The Company has no items of other comprehensive income or loss in any period presented.

In the opinion of management, all adjustments considered necessary for a fair presentation of the Company’s financial position, results of operations and cash flows have been included and are of a normal and recurring nature. Interim results are not necessarily indicative of operating results for any other interim period or for the entire year. The December 31, 2022 balance sheet and certain related disclosures are derived from the Company’s December 31, 2022 audited financial statements. These interim financial statements should be read in conjunction with the Company’s financial statements and notes thereto included in the Company’s annual report, which was filed with the SEC. The financial statements as of June 30, 2023 and for the six months ended June 30, 2023 and 2022, and certain related notes, are unaudited, have not been reviewed, and may not include year-end adjustments to make those financial statements comparable to audited results.

Principles of Consolidation

We consolidate entities when we own, directly or indirectly, a majority interest in the entity or are otherwise able to control the entity. We consolidate variable interest entities (“VIEs”) in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810, Consolidation, if we are the primary beneficiary of the VIE as determined by our power to direct the VIE’s activities and the obligation to absorb its losses or the right to receive its benefits, which are potentially significant to the VIE. A VIE is broadly defined as an entity with one or more of the following characteristics: (a) the total equity investment at risk is insufficient to finance the entity’s activities without additional subordinated financial support; (b) as a group, the holders of the equity investment at risk lack (i) the ability to make decisions about the entity’s activities through voting or similar rights, (ii) the obligation to absorb the expected losses of the entity, or (iii) the right to receive the expected residual returns of the entity; or (c) the equity investors have voting rights that are not proportional to their economic interests, and substantially all of the entity’s activities either involve, or are conducted on behalf of, an investor that has disproportionately few voting rights. All significant intercompany balances and transactions have been eliminated in consolidation.

Estimates

The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

Cash equivalents consists of money market funds as of June 30, 2023 and December 31, 2022.

Cash may at times exceed the Federal Deposit Insurance Corporation deposit insurance limit of $250,000 per institution. The Company mitigates credit risk by placing cash with major financial institutions. To date, the Company has not experienced any losses with respect to cash.

Restricted Cash

Restricted cash consists of cash balances restricted in use by contractual obligations with third parties. This may include funds escrowed for tenant security deposits, real estate taxes, property insurance, and mortgage escrows required by lenders on certain of our properties to be used for future building renovations or tenant improvements.

Earnings per Share

Basic earnings per share is calculated on the basis of weighted-average number of common shares outstanding during the period. Basic earnings per share is computed by dividing income available to members by the weighted-average common shares outstanding during the period. Diluted net (loss) income per common share equals basic net (loss) income per common share as there were no potentially dilutive securities outstanding during the six months ended June 30, 2023 and 2022.

Organizational and Offering Costs

Organizational and offering costs of the Company were initially paid by the Manager on behalf of the Company. These organizational and offering costs include all expenses to be paid by the Company in connection with the formation of the Company and the qualification of the Offering, and the distribution of shares, including, without limitation, expenses for printing, and amending offering statements or supplementing offering circulars, mailing and distributing costs, telephones, internet and other telecommunications costs, charges of experts and fees, expenses and taxes related to the filing, registration and qualification of the sale of shares under federal and state laws, including taxes and fees and accountants’ and attorneys’ fees. Pursuant to the Company’s second amended and restated operating agreement (the “Operating Agreement”), the Company is obligated to reimburse the Manager, or its affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Company. The Manager decided that the Company shall only reimburse the Manager for the organizational and offering costs subject to a minimum net asset value (“NAV”), as described below.

After the Company has reached a NAV greater than $10.00 per share (“Hurdle Rate”), the Company is obligated to start reimbursing the Manager, without interest, for organizational and offering costs incurred, both before and after the date that the Hurdle Rate was reached. The total amount payable to the Manager is based on the dollar amount that the NAV exceeds the Hurdle Rate, multiplied by the number of shares outstanding. Reimbursement payments are made in monthly installments, but the aggregate monthly amount reimbursed shall not exceed 0.50% of the aggregate gross offering proceeds from the Offering provided. No reimbursement shall be made if the reimbursement would cause the NAV to be less than the Hurdle Rate. If the sum of the total unreimbursed amount of such organizational and offering costs, plus new costs incurred since the last reimbursement payment, exceeds the reimbursement limit described above for the applicable monthly installment, the excess will be eligible for reimbursement in subsequent months (subject to the 0.50% limit), calculated on an accumulated basis, until the Manager has been reimbursed in full.

The Company recognizes a liability for organizational costs and offering costs payable to the Manager when it is probable and estimable that a liability has been incurred in accordance with FASB ASC 450, Contingencies. As a result, no liability was recognized by the Company until it reached the Hurdle Rate. After the Company’s NAV exceeded the Hurdle Rate, it recognized a liability with a corresponding reduction to equity for offering costs, and a liability with a corresponding expense for organizational costs.

The table below presents the Company’s organizational and offering costs paid and payable to the Manager as of and for the periods presented (amounts in thousands):

Organizational and Offering Costs (1)	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Costs incurred by the Manager:
Beginning balance	$213	$177
Costs incurred during the period	8	36
Ending balance	$221	$213
Less: cumulative costs reimbursed to Manager	(214)	(181)
Less: costs payable to Manager	(4)	(29)
Total costs subject to reimbursement in a future period	$3	$3

(1) The Hurdle Rate was met as of December 31, 2020.

During the six months ended June 30, 2023 and 2022, the Company directly incurred offering costs of approximately $39,000 and $67,000, respectively. As of June 30, 2023 and December 31, 2022, approximately $1,000 and $18,000, respectively, of directly incurred offering costs were payable and included within “Accounts payable and accrued expenses” in the consolidated balance sheets.

Settling Subscriptions

Settling subscriptions presented on the consolidated balance sheets represent equity subscriptions for which funds have been received but common shares have not yet been issued. Under the terms of the Offering Circular for our common shares, subscriptions will be accepted or rejected within thirty days of receipt by us. Once a subscription agreement is accepted, settlement of the shares may occur up to fifteen days later, depending on the volume of subscriptions received; however, we generally issue shares the later of five business days from the date that an investor’s subscription is approved by our Manager or when funds settle in our bank account. We rely on our Automated Clearing House (ACH) provider to notify us that funds have settled for this purpose, which may differ from the time that cash is posted to our bank statement.

Investments in Equity Method Investees

If it is determined that we do not have a controlling interest in a joint venture through our financial interest in a VIE or through our voting interest in a voting interest entity and we have the ability to provide significant influence, the equity method of accounting is used. Under this method, the investment, originally recorded at cost and adjusted for contributions, distributions, basis difference, and to recognize our share of net earnings or losses of the affiliate as they occur, with losses limited to the extent of our investment in, advances to, and commitments to the investee. As of June 30, 2023, we have not formed any VIEs.

The Company evaluates its investment in equity method investees for impairment whenever events or changes in circumstances indicate that there may be an other-than-temporary decline in value. To do so, the Company would calculate the estimated fair value of the investment using various valuation techniques, including, but not limited to, discounted cash flow models, which consider inputs such as the Company’s intent and ability to retain its investment in the entity, the financial condition and long-term prospects of the entity, and the expected term of the investment. If the Company determined any decline in value is other-than-temporary, the Company would recognize an impairment charge to reduce the carrying value of its investment to fair value. No impairment losses were recorded related to equity method investees for the six months ended June 30, 2023 and 2022.

With regard to distributions from equity method investees, we utilize the cumulative earnings approach to determine whether distributions from equity method investments are returns on investment (cash inflow from operating activities) or returns of investment (cash inflow from investing activities). Using the cumulative earnings approach, the Company compares cumulative distributions received for each investment, less distributions received in prior periods that were determined to be returns of investment, with the Company’s cumulative equity in earnings. Generally, cumulative distributions received that do not exceed cumulative equity in earnings represent returns on investment and cumulative distributions received in excess of the cumulative equity in earnings represent returns of investment.

Rental Real Estate Properties and Real Estate Held for Improvement

Our investments in rental real estate properties and real estate held for improvement may include the acquisition of unimproved land, homes, multifamily properties, townhomes or condominiums, office space, or industrial properties that are (i) held as rental properties or (ii) held for redevelopment or are in the process of being renovated.

In accordance with FASB ASC 805, Business Combinations, the Company first determines whether the acquisition of a property qualifies as a business combination, which requires that the assets acquired and liabilities assumed constitute a business. If the property acquired does not constitute a business, the Company accounts for the transaction as an asset acquisition. The guidance for business combinations states that when substantially all of the fair value of the gross assets to be acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the asset or set of assets is not a business. All property acquisitions to date have been accounted for as asset acquisitions.

Upon acquisition of a property, the Company assesses the fair value of acquired tangible and intangible assets (including land, buildings, site improvements, above- and below-market leases, acquired in-place leases, other identified intangible assets and assumed liabilities) and allocates the purchase price on a relative fair value basis (including capitalized transaction costs) to the acquired assets and assumed liabilities. The fair value of the tangible assets of an acquired property considers the value of the property as if it were vacant. During this process, we also evaluate each investment for purposes of determining whether a property can be immediately rented (presented on the consolidated balance sheets as “Investments in rental real estate properties, net”) or will need improvements or redevelopment (presented on the consolidated balance sheets as “Investments in real estate held for improvement”).

The amortization of in-place leases is recorded to depreciation and amortization expense on the Company’s consolidated statements of operations. The amortization of above- or below-market leases is recorded as an adjustment to rental revenue on the Company’s consolidated statements of operations. We consider qualitative and quantitative factors in evaluating the likelihood of a tenant exercising a below-market renewal option and include such renewal options in the calculation of in-place lease value when we consider these to be bargain renewal options. If the value of below-market lease intangibles includes renewal option periods, we include such renewal periods in the amortization period utilized. If a tenant vacates its space prior to contractual termination of its lease, the unamortized balance of any lease intangible value is written off.

For rental real estate properties, significant improvements are capitalized. Expenditures for ordinary maintenance and repairs are expensed to operations as incurred. We capitalize expenditures that improve or extend the life of a property and for certain furniture and fixtures additions.

For real estate held for improvement, we capitalize the costs of improvement as a component of our investment in each property. These include renovation costs and other capitalized costs associated with activities that are directly related to preparing our properties for their intended use. Other costs may include interest, property taxes, property insurance, and utilities. The capitalization period associated with our improvement activities begins at such time that development activities commence and concludes at the time that a property is available to be rented or sold.

Costs capitalized in connection with rental real estate property acquisitions and improvement activities are depreciated over their estimated useful lives on a straight-line basis. The depreciation period commences upon the cessation of improvement related activities. For those costs capitalized in connection with rental real estate properties acquisitions and improvement activities and those capitalized on an ongoing basis, the useful lives range of the assets are as follows:

Description	Depreciable Life
Building and building improvements	25 – 35 years
Site improvements	10 – 15 years
Furniture, fixtures, and equipment	5 – 10 years
Lease intangibles	Over lease term

We evaluate our real estate properties for impairment when there is an event or change in circumstances that indicates an impaired value. If the carrying amount of the real estate investment is no longer recoverable and exceeds the fair value of such investment, an impairment loss is recognized. The impairment loss is recognized based on the excess of the carrying amount of the asset over its fair value. If the Company determines that an impairment has occurred, the affected assets must be reduced to their fair value. During the six months ended June 30, 2023 and 2022, no such impairment occurred.

Investments in Real Estate Held For Sale

 From time to time, we may identify rental real estate properties to be sold. At the time that any such properties are identified, we perform an evaluation to determine whether or not such properties should be classified as held for sale or presented as discontinued operations in accordance with U.S. GAAP.

 Factors considered as part of our held for sale evaluation process include whether the following conditions have been met: (i) we have committed to a plan to sell a property that is immediately available for sale in its present condition;(ii) an active program to locate a buyer and other actions required to complete the plan to sell a property have been initiated; (iii) the sale of a property is probable within one year (generally determined based upon listing for sale); (iv) the property is being actively marketed for sale at a price that is reasonable in relation to its current fair value; and (v) actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. To the extent that these factors are all present, we discontinue depreciating the property, measure the property at the lower of its carrying amount or its fair value less estimated costs to sell, and present the property separately within investments in real estate held for sale on our consolidated balance sheets.

Real Estate Deposits

During the closing on a real estate investment, we may place a cash deposit on the property being acquired or fund amounts into escrow. These deposits are placed before the closing process of the property is complete. If subsequent to placing the deposit, we acquire the property (the deed is transferred to us), the deposit placed will be credited to the purchase price. If subsequent to placing the deposit, we do not acquire the property (deed is not transferred to us), the deposit will generally be returned to us. The Company may pay a deposit for a property that is ultimately acquired by a related party fund. Upon acquisition of the property, the related party fund reimburses the Company for the full amount of the deposit.

Derivative Financial Instruments

Derivative financial instruments are initially recorded at fair value on the date on which a derivative contract is entered into and are subsequently remeasured to fair value at each reporting period. Any changes in fair value of our derivative contracts not designated for hedge accounting are recorded in our consolidated statements of operations as “(Decrease) increase in fair value of derivative financial instrument”.

Deferred Leasing Costs

We capitalize and amortize direct and incremental costs associated with the successful negotiation of leases, on a straight-line basis over the terms of the respective leases. Deferred leasing costs are classified in “Intangible lease assets, net” on the consolidated balance sheets. We record the amortization of deferred leasing costs in “Depreciation and amortization” on the consolidated statements of operations. If an applicable lease terminates prior to the expiration of its initial lease term, we write off the carrying amount of the costs to amortization expense.

Share Redemptions

Share repurchases are recorded as a reduction of common share par value under our redemption plan, pursuant to which we may elect to redeem shares at the request of our members, subject to certain exceptions, conditions, and limitations. The maximum number of shares purchasable by us in any period depends on a number of factors and is at the discretion of our Manager.

The Company’s redemption plan provides that on a quarterly basis, subject to certain exceptions, a member could obtain liquidity as described in detail in our Offering Circular.

Pursuant to the Company’s redemption plan, a member may only (a) have one outstanding redemption request at any given time and (b) request that we redeem up to the lesser of 5,000 common shares or $50,000 worth of common shares per each redemption request. In addition, the redemption plan is subject to certain liquidity limitations, which may fluctuate depending on the liquidity of the real estate assets held by the Company. Redemptions for shares held less than 5 years are also subject to a flat 1% penalty to the NAV per share in effect at the time of the redemption request. Redemptions are processed on a first-in, first-out basis, meaning those shares submitted by a shareholder for redemption in any given month or quarter that have been continuously held for the longest amount of time will be redeemed first. Furthermore, the redemption price per share is reduced by the aggregate sum of distributions that reduce our NAV per share each quarter.

In light of the SEC’s current guidance on redemption plans, we generally intend to limit redemptions in any calendar quarter to shares whose aggregate value (based on the repurchase price per share in effect as of the first day of the last month of such calendar quarter) is 5.00% of the NAV of all of our outstanding shares as of first day of the last month of such calendar quarter (e.g., March 1, June 1, September 1, or December 1), with excess capacity carried over to later calendar quarters in that calendar year. However, as we make a number of commercial real estate investments of varying terms and maturities, our Manager may elect to increase or decrease the amount of common shares available for redemption in any given quarter, as these commercial real estate assets are paid off or sold, but we do not intend to redeem more than 20.00% of the common shares outstanding during any calendar year. Notwithstanding the foregoing, we are not obligated to redeem common shares under the redemption plan.

In addition, our Manager may, in its sole discretion, amend, suspend, or terminate the redemption plan at any time without prior notice, including to protect our operations and our non-redeemed members, to prevent an undue burden on our liquidity, to preserve our status as a REIT, following any material decrease in our NAV, or for any other reason. However, in the event that we amend, suspend or terminate our redemption plan, we will file an offering circular supplement and/or Form 1-U, as appropriate, and post such information on our website to disclose such amendment. Our Manager may also, in its sole discretion, decline any particular redemption request if it believes such action is necessary to preserve our status as a REIT. Therefore, a member may not have the opportunity to make a redemption request prior to any potential termination of the Company’s redemption plan.

Income Taxes

As a limited liability company, we have elected to be taxed as a C corporation. Commencing with the taxable year ending December 31, 2019, the Company operates in a manner intended to qualify for treatment as a REIT under the Internal Revenue Code of 1986. To qualify as a REIT, the Company must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Company’s annual REIT taxable income to its members (which is computed without regard to the distributions paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Company generally will not be subject to U.S. federal income tax to the extent it distributes qualifying distributions to its members. Even if the Company qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. No material provisions have been made for federal income taxes in the accompanying consolidated financial statements during the six months ended June 30, 2023 and 2022. No gross deferred tax assets or liabilities have been recorded as of June 30, 2023 and December 31, 2022.

Beginning in 2020, we elected to treat certain wholly-owned subsidiaries as QRSs. The QRSs are corporations that are wholly-owned by the Company and are disregarded for both federal and state income tax purposes. A corporation that is a QRS shall not be treated as a separate corporation, and all assets, liabilities, and items of income, deduction, and credit of a QRS shall be treated as assets, liabilities and such items (as the case may be) of the REIT.

As of June 30, 2023, all tax periods remain open to examination by the major taxing authorities in all jurisdictions where we are subject to taxation.

Revenue Recognition

Rental revenue is recognized on a straight-line basis over the term of the lease. We review the collectability of our tenant receivables and record an allowance for doubtful accounts for any estimated probable losses. Rental revenue is recorded net of bad debt expense in the consolidated financial statements.

As of June 30, 2023, non-cancellable commercial operating leases provide for future minimum rental revenue from continuing operations as follows (amounts in thousands):

Year	Minimum Rental Revenue
Remainder of 2023	$2,411
2024	4,119
2025	2,923
2026	1,967
2027	1,282
Thereafter	3,900
Total	$16,602

For both the six months ended June 30, 2023 and 2022, two tenants accounted for greater than 10% of rental revenue.

Recent Accounting Pronouncements

In February 2016, the FASB issued Accounting Standards Update 2016-02 (“ASU 2016-02”), Leases, which changes the accounting for leases for both lessors and lessees. The guidance requires lessees to recognize right-of-use assets and lease liabilities for virtually all of their leases, including leases embedded in other contractual arrangements, among other changes. The standard was effective for annual reporting periods beginning after December 15, 2021, and for interim periods within fiscal years beginning after December 15, 2022. The Company adopted the new standard as of January 1, 2022. The adoption of the new standard did not have a material impact on our consolidated financial statements.

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments-Credit Losses: Measurement of Credit Losses on Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 replaces the existing incurred loss impairment model with an expected loss methodology, which will result in more timely recognition of credit losses. ASU 2016-13 is effective for annual reporting periods (including interim periods within those periods) beginning after December 15, 2022, with early adoption permitted. The Company adopted the new standard as of January 1, 2023, which did not have a material impact on our consolidated financial statements.

In March 2020, the FASB issued Accounting Standards Update 2020-04 (“ASU 2020-04”), Reference Rate Reform (“Topic 848”), which eases the potential burden in accounting for reference rate reform on financial reporting. The guidance provided optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. In December 2022, the FASB issued Accounting Standards Update 2022-06 (“ASU 2022-06”) deferring the sunset date of Topic 848 from December 31, 2022 to December 31, 2024. These ASUs are now effective for all entities from March 12, 2020 through December 31, 2024. The Company elected certain optional expedients as of January 1, 2022 related to contract modifications, which were accounted for as a continuation of the existing contract and prospectively adjusted effective interest rates of any impacted agreements. We will continue to evaluate the impact of the guidance and may apply other elections as applicable as additional changes in the market occur.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

3.	Investments in Equity Method Investees

The table below presents the activity of the Company’s investments in equity method investees as of and for the periods presented (amounts in thousands):

Investments in Equity Method Investees:	For the Six Months Ended June 30, 2023	For the Year Ended December 31, 2022
Beginning balance	$43,492	$24,802
Additional investments in equity method investees	12,794	19,185
Distributions from equity method investees	(54)	(426)
Equity in losses of equity method investees	(92)	(69)
Ending balance	$56,140	$43,492

As of June 30, 2023, the Company’s investments in companies that are accounted for under the equity method of accounting consist of the following:

(1)	Acquired in 2019, a 90% non-controlling member interest in GlenRise 4th Street LLC, whose activities are carried out through the following wholly-owned asset: GlenLine 4th Street Property, a dual tenant industrial flex building with redevelopment potential in Washington, DC.
(2)	Acquired in 2019, the contributions to National Lending, LLC (“National Lending”) in exchange for ownership interest. We have acquired additional ownership interests subsequent to our initial investment. See Note 11, Related Party Arrangements for further information regarding National Lending.
(3)	Acquired in 2021, a 40% non-controlling member interest in Fundrise SFR DEV JV 1, LLC, which primarily invests in ground-up development and newly constructed single-family residential real properties located throughout the Sunbelt region of the United States. See Note 11, Related Party Arrangements for further information regarding co-investment arrangements.
(4)	Acquired in 2021, a 21.58% non-controlling member interest in Hampton Station Holdings, LLC, whose activities are carried out through the following wholly-owned asset: Hampton Station, a multi-tenant building and a development site for multi-family apartments in Greenville, SC. On November 19, 2021, the Company was admitted as a member of the joint venture concurrently with the closing of a construction loan related to the development of a mid-rise apartment complex. Remaining equity contributions to Hampton Station Holdings, LLC, will be contributed 95% by the Company and Fundrise East Coast Opportunistic REIT, LLC, an affiliate eREIT.

During the six months ended June 30, 2023, the Company has acquired no new equity method investments, but has contributed approximately $12.8 million in additional capital to existing investments.

As of and for the six months ended June 30, 2023, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	GlenRise 4th Street LLC As of June 30, 2023	National Lending, LLC As of June 30, 2023	Fundrise SFR DEV JV 1, LLC As of June 30, 2023	Hampton Station Holdings, LLC As of June 30, 2023
Real estate assets, net	$12,903	$-	$66,007	$28,281
Other assets	402	68,637	2,321	1,091
Total assets	$13,305	$68,637	$68,328	$29,372

Mortgage notes payable, net	$6,966	$-	$-	$4,893
Other liabilities	72	3	1,659	851
Equity	6,267	68,634	66,669	23,628
Total liabilities and equity	$13,305	$68,637	$68,328	$29,372
Company’s equity investment, net	$5,565	$6,963	$26,668	$16,944

Condensed income statement information:	GlenRise 4th Street LLC For the Six Months Ended June 30, 2023	National Lending, LLC For the Six Months Ended June 30, 2023	Fundrise SFR DEV JV 1, LLC For the Six Months Ended June 30, 2023	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2023
Total revenue	$444	$1,793	$14	$563
Total expenses	416	27	488	715
Net income (loss)	$28	$1,766	$(474)	$(152)
Company’s equity in net income (loss) of investee	$25	$178	$(189)	$(106)

As of December 31, 2022 and for the six months ended June 30, 2022, the condensed financial position and results of operations of the Company’s equity method investments are summarized below (amounts in thousands):

Condensed balance sheet information:	GlenRise 4th Street LLC As of December 31, 2022	National Lending, LLC As of December 31, 2022	Fundrise SFR DEV JV 1, LLC As of December 31, 2022	Hampton Station Holdings, LLC As of December 31, 2022
Real estate assets, net	$13,027	$-	$44,099	$24,575
Other assets	318	66,577	3,864	1,427
Total assets	$13,345	$66,577	$47,963	$26,002

Mortgage notes payable, net	$6,966	$-	$-	$5,151
Other liabilities	80	-	1,821	1,351
Equity	6,299	66,577	46,142	19,500
Total liabilities and equity	$13,345	$66,577	$47,963	$26,002
Company’s equity investment, net	$5,594	$6,495	$18,456	$12,947

Condensed income statement information:	GlenRise 4th Street LLC For the Six Months Ended June 30, 2022	National Lending, LLC For the Six Months Ended June 30, 2022	Fundrise SFR DEV JV 1, LLC For the Six Months Ended June 30, 2022	Hampton Station Holdings, LLC For the Six Months Ended June 30, 2022
Total revenue	$443	$741	$76	$462
Total expenses	433	39	382	666
Net income (loss)	$10	$702	$(306)	$(204)
Company’s equity in net income (loss) of investee	$9	$65	$(123)	$(86)

4.	Investments in Rental Real Estate Properties and Real Estate Held for Improvement

As of June 30, 2023 and December 31, 2022, we had invested in five and four rental real estate properties, respectively.

The following table presents the Company’s investments in rental real estate properties (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$67,919	$66,402
Building	26,373	26,185
Site improvements	1,352	1,108
Post-acquisition capitalized improvements	-	171
Total gross investment in rental real estate properties	95,644	93,866
Less: Accumulated depreciation	(1,766)	(1,294)
Total investment in rental real estate properties, net	$93,878	$92,572

As of June 30, 2023 and December 31, 2022, the carrying amount of the rental real estate properties above included cumulative capitalized transaction costs of approximately $333,000 and $317,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $193,000 and $178,000, respectively. The increase is attributed to the one property placed into service during the six months ended June 30, 2023.

For the six months ended June 30, 2023 and 2022, the Company recognized approximately $472,000 and $383,000 of depreciation expense on rental real estate properties, respectively.

As of June 30, 2023 and December 31, 2022, we had invested in three and five real estate properties held for improvement, respectively. During the six months ended June 30, 2023, one property was transferred from real estate properties held for improvement and approximately $1.8 million of investments in rental real estate properties were placed in service.

The following table presents the Company’s investments in real estate held for improvement (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land	$13,415	$15,873
Building and building improvements	4,800	7,956
Work-in-progress	6,243	4,846
Total investment in real estate held for improvement	$24,458	$28,675

As of June 30, 2023 and December 31, 2022, our investments in real estate held for improvement included cumulative capitalized transaction costs of approximately $346,000 and $460,000, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $116,000 and $168,000, respectively. The decrease is attributed to the one property reclassified from “Investments in real estate held for improvement” to “Investments in real estate held for sale” during the six months ended June 30 2023.

5.	Investments in Real Estate Held for Sale

As of June 30, 2023 and December 31, 2022, we had one and zero real estate properties held for sale, respectively.

The following table presents the Company’s investments in real estate properties held for sale (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Land- acquisition allocation	$933	$-
Building and building improvements	3,372	-
Total investment in real estate held for sale	$4,305	$-

(1)	During the six months ended June 30, 2023, one real estate investment was reclassified from “Investments in real estate held for improvement” to “Investments in real estate held for sale” on the consolidated balance sheets.

 As of June 30, 2023 and December 31, 2022, investments in real estate held for sale included capitalized transaction costs of approximately $86,000 and $0, respectively, which includes cumulative acquisition fees paid to the Sponsor of approximately $40,000 and $0, respectively.

6.	Intangible Lease Assets and Liabilities

The Company’s intangible lease assets and liabilities consist of in-place leases, deferred leasing costs, above-market leases, and below-market leases primarily related to acquisition of the C20 Property resulting from the Merger. In-place leases, deferred leasing costs, and above-market leases are classified as “Intangible lease assets, net” on our consolidated balance sheets; whereas, below-market leases are classified as “Intangible lease liabilities, net” on our consolidated balance sheets.

As of June 30, 2023 and December 31, 2022, in-place leases, net were approximately $1.6 million and $2.0 million, respectively. In-place lease assets are amortized over the remaining term of the respective leases. For six months ended June 30, 2023 and 2022, amortization of in-place lease assets was approximately $407,000 and $529,000, respectively, and included in “Depreciation and amortization” in the consolidated statements of operations.

As of June 30, 2023 and December 31, 2022, deferred leasing costs, net were approximately $1.6 million and $1.9 million, respectively. Deferred leasing costs are amortized over the remaining term of the respective leases. For the six months ended June 30, 2023 and 2022, amortization of deferred leasing costs was approximately $312,000 and $230,000, respectively, and was included in “Depreciation and amortization” in the consolidated statements of operations.

As of June 30, 2023 and December 31, 2022, above-market leases, net were approximately $126,000 and $166,000, respectively, and below-market leases, net were approximately $(2.3 million) and $(2.5 million), respectively. The Company recognizes the amortization of acquired above- and below-market leases over the remaining term of the respective leases. For the six months ended June 30, 2023 and 2022, amortization of above-market leases was approximately $40,000 and $68,000, respectively, and amortization of below-market leases was approximately $(218,000) and $(251,000), respectively. The amortization of above-market leases is included as an addition to “Rental revenue” in the consolidated statements of operations, whereas the amortization of below-market leases is included as a reduction to “Rental revenue” in the consolidated statements of operations.

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease assets for each of the five succeeding years and thereafter (amounts in thousands):

Year	In-place Lease Intangibles	Deferred Leasing Costs	Above- market Lease Intangibles
Remainder of 2023	$407	$262	$38
2024	665	453	65
2025	321	286	23
2026	105	152	-
2027	56	110	-
Thereafter	22	373	-
Total	$1,576	$1,636	$126

The following table summarizes the scheduled amortization of the Company’s acquired intangible lease liabilities for each of the five succeeding years and thereafter (amounts in thousands):

Year	Below- market Lease Intangibles
Remainder of 2023	$(200)
2024	(402)
2025	(391)
2026	(204)
2027	(130)
Thereafter	(992)
Total	$(2,319)

7.	Other Assets

The balance in other assets, net is as follows (amounts in thousands):

	As of June 30, 2023	As of December 31, 2022
Deferred rent receivable	$605	$790
Due from related party	14	268
Tenant receivables, net	140	143
Prepaid expenses	122	307
Total	$881	$1,508

As of June 30, 2023 and December 31, 2022, tenant receivables were recorded net of an allowance for bad debt of approximately $502,000 and $504,000, respectively. For the six months ended June 30, 2023 and 2022, the Company recorded approximately $102,000 and $33,000, respectively, in bad debt expense, which is recorded as a reduction to rental revenue.

8.	Mortgage Payable

The following is a summary of the mortgage note secured by the Company’s C20 Property as of June 30, 2023 and December 31, 2022 (dollar amounts in thousands):

Borrower	Commitment Amount	Interest Rate(3)	Maturity Date	Balance at June 30, 2023		Balance at December 31, 2022
C20 Property	$38,500	SOFR + 1.61%	03/06/2025	$34,819	(1)	$34,622	(2)

(1)	This balance represents the principal balance of approximately $35.5 million, net of the unamortized below-market debt value of approximately $656,000 as of June 30, 2023.

(2)	This balance represents the principal balance of $35.5 million, net of unamortized below-market debt value of $853,000 as of December 31, 2022. During the year ended December 31, 2022, the Company repaid $3.0 million in principal.

(3)	Effective February 10, 2023, the loan was amended and the interest rate was modified from LIBOR + 1.5%, to SOFR + 0.1144% + 1.5% spread. SOFR represents the Daily Simple Secured Overnight Financing Rate established per the loan agreement.

The mortgage note requires monthly, interest-only payments until maturity, at which time the entire outstanding principal balance becomes due. For the six months ended June 30, 2023 and 2022, we incurred interest expense of approximately $389,000 and $453,000, respectively. The following table presents the future principal payments due under the Company’s mortgage notes as of June 30, 2023 (amounts in thousands):

Year	Amount
Remainder of 2023	$-
2024	-
2025	35,475
2026	-
2027	-
Thereafter	-
Total	$35,475

As of June 30, 2023 and December 31, 2022, the total below-market debt value was approximately $1.4 million, which is amortized on a straight-line basis over the term of the mortgage note. The straight-line adjustment approximates the effective interest method, and is an adjustment to interest expense in the consolidated statements of operations. During the six months ended June 30, 2023 and 2022, the amortization of below-market debt value was approximately $197,000.

The mortgage loan contains a requirement for quarterly monitoring of the C20 Property’s debt service coverage ratio (“DSCR”). As of June 30, 2023, management calculated a DSCR below the lender specified threshold, resulting in the commencement of a cash sweep period, whereby the lender has the right, but no obligation, to review and sweep excess cash flow from the property bank account, and any such cash flow swept is held by the lender and can be used to fund tenant improvements or other leasing related costs, or potential future paydowns of the loan. This cash sweep period did not result in default of the loan, and the debt service coverage ratio continues to be monitored on a quarterly basis.

In accordance with the terms of the mortgage note, the lender has the right to request a new property appraisal which would trigger repayment if the value is not equal to, or greater than a 55% loan to value (“LTV”) ratio. After six subsequent quarters of failing the DSCR, the lender exercised their right to request a new appraisal, resulting in a $3.0 million principal repayment and a corresponding decrease in the notional amount of the existing interest rate swap during the year ended December 31, 2022. Subsequent to December 31, 2022, the Company’s DSCR calculation was below the lender specific threshold requiring a cash sweep of $642,000 as of June 30, 2023 which is included within “Restricted Cash” in the consolidated balance sheets. See Note 9, Derivative Financial Instrument for more information.

9.	Derivative Financial Instrument

Effective August 2, 2021, we entered into an interest rate swap agreement with a notional amount of $38.5 million to swap the floating interest rate of the C20 Property mortgage payable (see Note 8, Mortgage Payable) to a fixed rate of 0.7075% plus a 1.50% spread for an all-in fixed rate of approximately 2.21% over the initial term.

Effective February 10, 2023, the loan was amended and the interest rate was modified from LIBOR to SOFR + 0.1144%, with no change to the spread, for an all-in fixed rate of approximately 2.2459%. The notional amount was modified to $35.5 million as a result of the partial principal repayment (see Note 8, Mortgage Payable) and there was no change to the maturity date.

The interest rate swap is not for trading purposes and we have not designated the interest rate swap for hedge accounting treatment. As a result, any changes in fair value of the interest rate swap are recognized in earnings immediately. During the six months ended June 30, 2023 and 2022, we recorded an (decrease) increase in the fair value of the interest rate swap of approximately $(258,000) and $1.9 million, respectively, which is reflected as “(Decrease) increase in fair value of derivative financial instrument” in our consolidated statements of operations.

The fair value of the interest rate swap is estimated based on the expected future cash flows by incorporating the notional amount of the swap, the contractual period to maturity, observable market-based inputs, including interest rate curves, and certain unobservable inputs, including counterparty default risk.

The fair value of our interest rate swap as of June 30, 2023 and December 31, 2022 is shown below (dollar amounts in thousands):

	Notional Amount				Fair Value
Derivative Financial Instrument	As of June 30, 2023	As of December 31, 2022		Maturity Date	As of June 30, 2023	As of December 31, 2022
Interest rate swap	$35,475	$35,475	(1)	03/06/2025	$2,579	$2,838

(1)	As a result of the $3.0 million principal loan repayment (see Note 8, Mortgage Payable for more information), the notional amount of the interest rate swap was decreased to approximately $35.5 million as of December 31, 2022.

10.	Distributions

Distributions are calculated based on members of record each day during the distribution period.

The table below outlines the Company’s total distributions declared to members, the Sponsor and its affiliates for the six months ended June 30, 2023 and the year ended December 31, 2022 (all tabular amounts are in thousands except per share data):

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of June 30, 2023	Payment Date
February 1, 2023 - February 28, 2023	$0.0001369863	$46		01/30/2023	$46	04/11/2023
March 1, 2023 - March 31, 2023	$0.0001369863	51		02/27/2023	51	04/11/2023
April 1, 2023 - April 30, 2023	$0.0001369863	50		03/29/2023	-	07/12/2023
May 1, 2023 - May 31, 2023	$0.0001369863	53		04/27/2023	-	07/12/2023
June 1, 2023 - June 30, 2023	$0.0001369863	51		05/26/2023	-	07/12/2023
July 1, 2023 - July 31, 2023	$0.0001369863	53	(2)	06/28/2023	-	10/21/2023
Total		$304			$97

	Members
Distributions for the Period:	Daily Distribution Per-Share Amount	Total Declared (1)		Date of Declaration	Total Paid/Reinvested as of December 31, 2022	Payment Date
February 1, 2022 - February 28, 2022	$0.0002739726	83		01/28/2022	83	04/12/2022
March 1, 2022 - March 31, 2022	$0.0002739726	91		02/25/2022	91	04/12/2022
April 1, 2022 - April 30, 2022	$0.0002739726	88		03/30/2022	88	07/12/2022
May 1, 2022 - May 31, 2022	$0.0002739726	92		04/27/2022	92	07/12/2022
June 1, 2022 - June 30, 2022	$0.0002739726	93		05/27/2022	93	07/12/2022
July 1, 2022 - July 31, 2021	$0.0001369863	48		06/28/2022	48	10/12/2022
August 1, 2022 - August 31, 2022	$0.0001369863	49		07/27/2022	49	10/12/2022
September 1, 2022 - October 1, 2022	$0.0001369863	49		08/29/2022	49	10/12/2022
October 2, 2022 - October 31, 2022	$0.0001369863	52		10/01/2022	-	01/11/2023
November 1, 2022 - November 30, 2022	$0.0001369863	50		10/28/2022	-	01/11/2023
December 1, 2022 - December 31, 2022	$0.0001369863	52		11/29/2022	-	01/11/2023
January 1, 2023 - January 31, 2023	$0.0001369863	52	(2)	12/29/2022	-	04/12/2023
Total		$799			$593

(1)

Total distributions declared to related parties are included in total distributions declared to all members. For both the six months ended June 30, 2023 and the year ended December 31, 2022, total distributions declared to related parties were approximately $1,000.

(2)	The liability for the July 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the June 30, 2023 consolidated financial statements, and is scheduled to be paid within three weeks after the end of September 2023.

(3)	The liability for the January 2023 distribution was estimated based on the daily distribution per-share amount multiplied by the number of members as of the date of the preparation of the December 31, 2022 consolidated financial statements. This amount was subsequently determined to be approximately $51,000.

11.	Fair Value of Financial Instruments

We are required to disclose an estimate of fair value of our financial instruments for which it is practicable to estimate the value. U.S. GAAP defines the fair value as the price that the Company would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date. For certain of our financial instruments, fair values are not readily available since there are no active trading markets as characterized by current exchanges by willing parties.

We determine the fair value of certain investments in accordance with the fair value hierarchy that requires an entity to maximize the use of observable inputs. The fair value hierarchy includes the following three levels based on the objectivity of the inputs, which were used for categorizing the assets or liabilities for which fair value is being measured and reported:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Significant other observable inputs (e.g., quoted prices for similar items in active markets, quoted prices for identical or similar items in markets that are not active, inputs other than quoted prices that are observable such as interest rate and yield curves, and market-corroborated inputs).

Level 3 – Valuation generated from model-based techniques that use inputs that are significant and unobservable in the market. These unobservable assumptions reflect estimates of inputs that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow methodologies or similar techniques, which incorporate management’s own estimates of assumptions that market participants would use in pricing the instrument or valuations that require significant management judgment or estimation.

As of June 30, 2023 and December 31 2022, the Company’s significant financial instruments consist of cash and cash equivalents, restricted cash, the derivative financial instrument, notes payable to related parties, and the mortgage payable. With the exception of the derivative financial instrument and mortgage payable, the carrying amounts of the Company’s financial instruments approximate their fair values due to their short-term nature.

The only asset as of June 30, 2023 and December 31 2022, that is recorded at fair value on a recurring basis is the derivative financial instrument. As of June 30, 2023 and December 31 2022, management estimated the fair value of our derivative financial instrument to be approximately $2.6 million and $2.8 million, respectively. We classify these fair value measurements as Level 2 as we use significant other observable inputs.

As of June 30, 2023 and December 31 2022, the mortgage payable principal balance was $35.5 million and $35.5 million, respectively, and management estimated the fair value of our mortgage payable to be approximately $30.5 million and $30.9 million. We classify these fair value measurements as Level 3 as we use significant unobservable inputs and management judgment. The methods utilized generally includes a discounted cash flow method (an income approach) and recent investment method (a market approach). Significant inputs and assumptions include the market-based interest or preferred return rate, loan to value ratios, and expected repayment and prepayment dates. The discount rate utilized was approximately 8.25%.

Any changes to the valuation methodology will be reviewed by management to ensure the changes are appropriate. The methods used may produce a fair value calculation that is not indicative of net realizable value or reflective of future fair values. Furthermore, while we anticipate that our valuation methods are appropriate and consistent with other market participants, the use of different methodologies, or assumptions, to determine the fair value could result in a different estimate of fair value at the reporting date.

12.	Related Party Arrangements

Fundrise Advisors, LLC, Manager

The Manager and certain affiliates of the Manager will receive fees and compensation in connection with the Company’s Offering, and the acquisition, management and sale of the Company’s real estate investments.

The Manager is reimbursed for organizational and offering expenses incurred in conjunction with the Offering upon meeting the Hurdle Rate. See Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs for the amount of organizational and offering costs incurred and payable for the six months ended June 30, 2023 and 2022.

The Company will also reimburse the Manager for actual expenses incurred on behalf of the Company in connection with the selection, acquisition or origination of an investment, to the extent not reimbursed by the borrower, whether or not the Company ultimately acquires or originates the investment. The Company will reimburse the Manager for out-of-pocket expenses paid to third parties in connection with providing services to the Company. This does not include the Manager’s overhead, employee costs borne by the Manager, utilities or certain technology costs. Expense reimbursements payable to the Manager also may include expenses incurred by the Sponsor in the performance of services pursuant to a shared services agreement between the Manager and the Sponsor (the “Shared Services Agreement”), including any increases in insurance attributable to the management or operation of the Company. For the six months ended June 30, 2023 and 2022, the Manager incurred approximately $1,000 and $3,000 of operational costs on our behalf, respectively. As of June 30, 2023 and December 31, 2022, approximately $0 and $3,000, respectively, of operational costs were due and payable to the Manager.

The Company will pay the Manager a quarterly investment management fee of one-fourth of 0.85%, which until December 31, 2019 was based on our net offering proceeds as of the end of each quarter, and thereafter will be based on our net assets at the end of each prior quarter. This rate is determined by our Manager in its sole discretion, but cannot exceed an annualized rate of 1.00%. In addition, the Manager may in its sole discretion waive its investment management fee, in whole or in part. The Manager will forfeit any portion of the asset management fee that is waived.

During the six months ended June 30, 2023 and 2022, we have incurred investment management fees of approximately $538,000 and $498,000, respectively. As of June 30, 2023 and December 31 2022, approximately $268,000 and $273,000, respectively, of investment management fees remained payable to the Manager.

The Company may be charged by the Manager a development management fee of 5.00% of total development costs, excluding property. However, such development fee is only intended to be charged if it is net of a fee being charged by the developer of the direct equity investment project or if there is no outside developer of the direct equity investment project. Our Manager may, in its sole discretion, waive its development management fee, in whole or in part. The Manager will forfeit any portion of the development management fee that is waived. For the six months ended June 30, 2023 and 2022, approximately $69,000 and $75,000, respectively, of development fees have been incurred. Of such amounts, approximately $18,000 and $6,000 was due and payable as of June 30, 2023 and December 31 2022, respectively. These amounts are capitalized and are included within “Investments in real estate held for improvement” in the consolidated balance sheets.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the special servicing of non-performing assets. The Manager will determine, in its sole discretion, whether an asset is non-performing. As of June 30, 2023 and December 31 2022, the Manager has not designated any asset as non-performing and no special servicing fees are payable to the Manager. For the six months ended June 30, 2023 and 2022, no special servicing fees have been incurred or paid to the Manager.

The Company will also reimburse the Manager for actual expenses incurred on our behalf in connection with the liquidation of any of our equity investments in real estate and will also pay the Manager an equity disposition fee of up to 1.50% of the gross proceeds from such sale if our Manager is acting as the real estate developer or is engaged by the developer to sell the project. For the six months ended June 30, 2023 and 2022, no disposition fees have been incurred or paid. As of June 30, 2023 and December 31 2022, no disposition fees were payable to the Manager.

Fundrise Lending, LLC

As an alternative means of acquiring loans or other investments for which we do not yet have sufficient funds, and in order to comply with certain state lending requirements, Fundrise Lending, LLC, a wholly-owned subsidiary of our Sponsor, or its affiliates may close and fund a loan or other investment prior to it being acquired by us. This allows us the flexibility to deploy our offering proceeds as funds are raised. We then will acquire such investment at a price equal to the fair market value of the loan or other investment (including reimbursements for servicing fees and interest revenue in kind, if any), so there is no mark-up (or mark-down) at the time of our acquisition. During the six months ended June 30, 2023 and 2022, the Company did not purchase any investments that were owned by Fundrise Lending, LLC.

For situations where our Sponsor, Manager or their affiliates have a conflict of interest with us that is not otherwise covered by an existing policy we have adopted or a transaction is deemed to be a “principal transaction”, the Manager has appointed an independent representative (the “Independent Representative”) to protect the interests of the members and review and approve such transactions. Any compensation payable to the Independent Representative for serving in such capacity on our behalf will be payable by us. Principal transactions are defined as transactions between our Sponsor, Manager or their affiliates, on the one hand, and us or one of our subsidiaries, on the other hand. Our Manager is only authorized to execute principal transactions with the prior approval of the Independent Representative and in accordance with applicable law. Such prior approval may include but not be limited to pricing methodology for the acquisition of assets and/or liabilities for which there are no readily observable market prices. During the six months ended June 30, 2023 and 2022, fees of approximately $6,000 and $5,000, respectively, were paid to the Independent Representative as compensation for those services and are included as a general and administrative expense in the consolidated statements of operations.

Fundrise, L.P., Member

Fundrise, L.P. is a member of the Company and held approximately 10,500 shares as of both June 30, 2023 and December 31 2022. One of our Sponsor’s wholly-owned subsidiaries is the general partner of Fundrise, L.P.

Rise Companies Corp., Member and Sponsor

Rise Companies Corp. is a member of the Company and held approximately 1,000 common shares as of June 30, 2023 and December 31, 2022.

For the six months ended June 30, 2023 and 2022, the Sponsor incurred approximately $61,000 and $56,000, respectively, of operational costs on our behalf, in connection with the Shared Services Agreement. As of June 30, 2023 and December 31, 2022, approximately $1,000 and $15,000 of operational costs were due and payable, respectively.

Investment in National Lending, LLC

In July 2019, our Manager formed a self-sustaining lending entity, National Lending, which is financed by each of the real estate investment trusts managed by our Manager and affiliated with our Sponsor (“eREITs”). National Lending is managed by an independent manager (the “Independent Manager”) through a management agreement at a market rate that is customary for the industry. Each eREIT contributes an amount to National Lending in exchange for ownership interests, originally not to exceed 3% of its assets under management to National Lending. On March 23, 2020, the Company entered into an Amended and Restated Operating Agreement with National Lending, which increased the maximum contribution for partnership interest from 3% to approximately 5% of a partner’s assets under management. Accordingly, the Company has a continuous funding commitment to maintain a total contribution amount of up to 5% of its assets under management to National Lending. As of June 30, 2023 and December 31, 2022, the Company has contributed approximately $6.5 million and $6.2 million for a 10.12% and 9.71% ownership in National Lending, respectively.

National Lending may provide short-term bridge financing through promissory notes to any of the eREITs who have contributed to it in order to maintain greater liquidity and better finance such eREIT’s individual real estate investment strategies. The promissory notes bear a market rate of interest and are generally repaid via the capital raised by each of the borrowing eREITs’ offerings. All transactions between National Lending and the borrowing eREITs are reviewed by the Independent Manager.

The following is a summary of the promissory notes issued by National Lending to the Company as of June 30, 2023 and December 31, 2022 (dollar amounts in thousands):

Note	Principal Balance	Interest Rate	Maturity Date	Balance at June 30, 2023	Balance at December 31, 2022
2022 – A	$3,500	3.5%	03/30/2023	$-	$3,500
2022 – B	$3,500	4.5%	08/10/2023	$3,500	$3,500
2022 – C	$3,000	5.3%	10/05/2023	$3,000	$3,000
2022 – D (1)	$8,000	6.8%	12/20/2023	$6,000	$8,000
2023 – A	$3,500	6.0%	03/30/2024	$3,500	$-
2023 – B	$3,500	6.0%	03/31/2024	$3,500	$-
2023 – C	$3,000	6.0%	04/14/2024	$3,000	$-
2023 – D	$4,000	6.0%	06/30/2024	$4,000	$-
				$26,500	$18,000

(1)	During the six months ended June 30, 2023, the Company partially paid off one promissory note with National Lending, including $2.0 million of principal and approximately $123,000 of accrued interest.

For the six months ended June 30, 2023 and 2022, the Company incurred approximately $553,000 and $132,000, respectively, in interest expense on related party notes with National Lending. As of June 30, 2023 and December 31, 2022, we had outstanding accrued interest of approximately $638,000 and $208,000, respectively, due to National Lending.

Other Related Parties

In September 2021, the Company entered into a month-to-month lease agreement with another eREIT affiliated with our Manager to rent vacant space at one of our rental real estate properties. The agreement was terminated in June 2022. During the six months ended June 30, 2023 and 2022, the Company recognized approximately $0 and $45,000, respectively, in rental revenue from related parties. As of June 30, 2023 and December 31, 2022, no amounts were receivable.

Co-Investment Arrangements

The Company may gain exposure to real estate investments through co-investment arrangements (“Co-Investments”) with other eREITs and Funds affiliated with our Manager. Through a Co-Investment, the Company acquires partial interests rather than full ownership of an investment. The Company’s ownership percentage in the Co-Investment will generally be pro rata the Company’s origination or commitment amount for the underlying acquisition.

During the six months ended June 30, 2023 and 2022, we incurred approximately $19,000 and $252,000, respectively, of reimbursable operating costs on behalf of our Co-Investment. Approximately $14,000 and $268,000 of reimbursable operating costs were receivable as of June 30, 2023 and December 31, 2022, respectively, and included within “Other assets, net” in the consolidated balance sheets.

13.	Economic Dependency

Under various agreements, the Company has engaged or will engage our Manager and its affiliates to provide certain services that are essential to the Company, including asset management services, asset acquisition and disposition decisions, the sale of the Company’s common shares available for issue, as well as other administrative responsibilities for the Company including accounting services and investor relations. The Manager in turn has entered into the Shared Services Agreement to assist the Manager in providing such services. As a result of these relationships, the Company is dependent upon our Manager and its affiliates. In the event that these companies were unable to provide the Company with the respective services, the Company would be required to find alternative providers of these services.

14.	Commitments and Contingencies

Reimbursable Organizational and Offering Costs

The Company has a contingent liability related to potential future reimbursements to the Manager for organizational and offering costs that were paid by the Manager on the Company’s behalf. As of both June 30, 2023 and December 31, 2022, approximately $3,000 of organizational and offering costs incurred by the Manager may be subject to reimbursement by the Company in future periods, based on achieving specific performance hurdles as described in Note 2, Summary of Significant Accounting Policies – Organizational and Offering Costs.

Legal Proceedings

As of the date of the consolidated financial statements we are not currently named as a defendant in any active or pending material litigation. However, it is possible that the Company could become involved in various litigation matters arising in the ordinary course of our business. Although we are unable to predict with certainty the eventual outcome of any litigation, management is not aware of any litigation likely to occur that we currently assess as being significant to us.

15.	Subsequent Events

In connection with the preparation of the accompanying financial statements, we have evaluated events and transactions occurring through September 27, 2023 for potential recognition or disclosure.

Offering

As of September 27, 2023, we had raised total gross offering proceeds of approximately $156.6 million from settled subscriptions (including $15,000 received in the private placements to our Sponsor and Fundrise, L.P., an affiliate of our Sponsor, and approximately $1.7 million received in private placements to third parties), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 15,083,000 of our common shares.

National Lending

On July 10, 2023, National Lending issued a new promissory note to the Company in the principal amount of $2.0 million. The note bears a 6.5% interest rate per annum and matures on July 10, 2024.

On July 31, 2023, National Lending issued a new promissory note to the Company in the principal amount of $500,000. The note bears a 6.5% interest rate per annum and matures on July 31, 2024.

On August 10, 2023, the Company and National Lending agreed to modify and extend the 2022 – B Promissory Note. The agreement provides for a 12-month extension of the maturity date to August 10, 2024 and an increase in the interest rate to 6.5% per annum. Upon execution of this extension agreement, the Company repaid approximately $158,000 in accrued interest to National Lending.

Item 4.	Exhibits

INDEX OF EXHIBITS

Exhibit No.	Description
2.1*	Certificate of Formation (incorporated by reference to the copy thereof filed as Exhibit 2.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
2.2*	Certificate of Amendment to Certificate of Formation dated August 3, 2021 (incorporated by reference to the copy thereof filed as Exhibit 2.2 of the Company’s Form 1-SA filed with the SEC on September 27, 2021)
2.3**	Second Amended and Restated Operating Agreement
4.1*	Form of Subscription Agreement (incorporated herein by reference to Appendix A of the Company’s Offering Circular filed with the SEC on October 2, 2020)
6.1*	Form of License Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise LLC (incorporated by reference to the copy thereof filed as Exhibit 6.1 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.2*	Form of Fee Waiver Support Agreement between Fundrise Growth eREIT 2019, LLC and Fundrise Advisors, LLC (incorporated by reference to the copy thereof filed as Exhibit 6.2 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.3*	Form of Shared Services Agreement between Fundrise Advisors, LLC and Rise Companies Corp. (incorporated by reference to the copy thereof filed as Exhibit 6.3 of the Company’s Form DOS filed with the SEC on March 7, 2019)
6.4*	Agreement of Merger and Plan of Reorganization dated July 30, 2021 between Fundrise Growth eREIT 2019, LLC and Fundrise Growth eREIT V, LLC (incorporated by reference to the copy thereof filed as exhibit 6.4 to the Company’s Form 1-A filed on May 2, 2022)

*	Previously filed.
**	Filed herewith.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC on September 27, 2023.

Fundrise Development eREIT, LLC
By:	Fundrise Advisors, LLC, a Delaware limited liability
company, its Manager

By:	/s/ Benjamin S. Miller
	Name:	Benjamin S. Miller
	Title:	Chief Executive Officer

Pursuant to the requirements of Regulation A, this Semiannual Report has been signed below by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Benjamin S. Miller	Chief Executive Officer of	September 27, 2023
Benjamin S. Miller	Fundrise Advisors, LLC
(Principal Executive Officer)

/s/ Alison A. Staloch	Chief Financial Officer of	September 27, 2023
Alison A. Staloch	Fundrise Advisors, LLC
(Principal Financial Officer and
Principal Accounting Officer)